SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMP Productions, Ltd.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

032002 20 6

(CUSIP Number)

James Shafer
The Crone Law Group
101 Montgomery Street Suite 2650
San Francisco, CA  94104
415-955-8900

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 032002 20 6

1)  Name of Reporting Person:

Well Trend Consultants Limited

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b)  ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant ToItems 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

Hong Kong

	(7)	Sole Voting Power
		2,925,329
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		2,925,329

	(10)	Shared Dispositive Power
		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

2,925,329

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐

13)  Percent of Class Represented by Amount in Row 11

8.3% (1)

14) Type of Reporting Person
CO

(1) Based on 35,428,981 shares of common stock issued and outstanding as of the date of this report.

(Page 2 of 6 Pages)

 CUSIP No. 032002 20 6

1)  Name of Reporting Person:

Yueh Jen Chau

2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)  Citizenship Or Place Of Organization

Hong Kong

	(7)	Sole Voting Power
		2,925,329
Number of
Shares
Beneficially	(8)	Shared Voting Power
Owned		0
By Each
Reporting
Person With	(9)	Sole Dispositive Power
		2,925,329

	(10)	Shared Dispositive Power
		0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

2,925,329

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐

13)  Percent of Class Represented by Amount in Row 11

8.3% (1)

14) Type of Reporting Person
IN

 (1) Based on 35,428,981 shares of common stock issued and outstanding as of the date of this report.

(Page 3 of 6 Pages)

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $.0001 (the “Common Stock”), of AMP Productions, Ltd., a Nevada corporation (the “Company”).  The address of the Company’s principal executive office is Bagua 1st Rd., 9th Floor,Pengji Commercial Space Building, Futian District, Shenzhen, China 518028.

Item 2.  Identity & Background

(a)	The persons filing this Statement are Well Trend Consultants Limited, a Hong Kong limited company (“Well Trend”), and Mr. Yueh Jen Chau, a natural person (the “Reporting Persons”).

(b)	The business address of the Reporting Persons is Room 1704, Fu Fai Commercial Center, 27 Hillier Street, Hong Kong.

(c)	The principal occupation of Mr. Chau is serving as sole director and owner of Well Trend. The principal business of Well Trend is financial services.

(d)	During the past five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, neither of the Reporting Personshas been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Chau is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration

Well Trend received the securities covered by this statement as compensation pursuant to that certain Consultancy Agreement dated September 25, 2010 between Well Trend and the Company’s subsidiary China Digital Image Organization Co., Ltd. A copy of the Consultancy Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2011.  Well Trend received 2,925,329 shares of common stock pursuant to the Consultancy Agreement.

Item 4.	Purpose of Transaction

Well Trend acquired the Company’s common stock as compensation pursuant to the Consultancy Agreement as described in Item 3 above.

Depending on market conditions and other factors, the Reporting Persons may acquire additional securities of the Company as they deem appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise.  The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.	Interest in Securities of the Company.

(a)
The aggregate number and percentage of shares of common stock of the Company beneficially owned by the Reporting Persons is 2,925,329 shares, or 8.3% of the outstanding common stock of the Company, based on 35,428,981 shares of common stock outstanding as of the date of this report.

(b)	Mr. Chau has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,925,329 shares of common stock of the Company held by Well Trend.

(Page 4 of 6 Pages)

(c)	Other than as described in Items 3 and 4 above, the Reporting Persons have not been involved in any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Mr. Chau, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,925,329 shares of common stock of the Company owned by Well Trend.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

(Page 5 of 6 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 29, 2011

/s/ Yueh Jen Chau
Yueh Jen Chau

WELL TREND CONSULTANTS LIMITED

By:/s/ Yueh Jen Chau
Yueh Jen Chau Director

(Page 6 of 6 Pages)